NXT Strengthens Its Senior Management Team

CALGARY, ALBERTA, December 5, 2011 - NXT Energy Solutions Inc. (“NXT” or the “Company”)(TSX-V:SFD; NASDAQ-OTCBB:NSFDF), announces that Mr. Grafton Withers will be joining the Company as Vice-President, Marketing & Sales.  Mr. Withers spent 20 years in senior management roles with the Schlumberger group, a Fortune 100 company and one of the top international service providers to the oil & gas exploration and production sectors.  In various roles with Schlumberger, Mr. Withers was responsible for managing international sales and operations.  He holds a BSc in Mechanical Engineering, a BA in Physics, as well as an MBA.

George Liszicasz, NXT’s President & CEO, noted “We are excited to add Mr. Withers and his exceptional skills and knowledge of international markets to the NXT team, as we continue to expand our world-wide operations”.

In addition, NXT announces that data acquisition operations are nearing completion on its US $2.9 million Colombia SFD® survey project, with the related data interpretation process expected to be completed in January, 2012.

Details for an investor conference call update, to be held on Thursday, December 15, 2011 at 11 am (MT) will be announced shortly.

NXT is a Calgary based company whose proprietary airborne Stress Field Detection ("SFD®") survey system provides a revolutionary survey method that can be used both onshore and offshore to remotely identify potential hydrocarbon traps and reservoirs.  NXT provides its clients an efficient and reliable method to reduce time, costs, and risks related to exploration surveys.  The SFD® survey system enables our clients to more efficiently focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization onto the areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.

Forward-Looking Statements

This news release includes forward-looking statements.  When used in this document, words such as “intended”, “anticipate”, “expected” and “scheduled”, are forward-looking statements.  Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such a forward-looking statement are reasonable; there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements.

For further information contact:

George Liszicasz, CEO and President	Jeremy Dietz
NXT Energy Solutions Inc.	The Equicom Group
505 — 3rd Street SW, Suite 1400	300 - 5th Avenue SW, 10th Floor
Calgary, Alberta, Canada T2P 3E6	Calgary, Alberta, Canada T2P 3C4
Tel: (403) 264-7020	Tel: (403) 218-2833
Fax: (403) 264-6442	jdietz@equicomgroup.com
nxt_info@nxtenergy.com
www.nxtenergy.com

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